FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 26, 2017

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES PREPARATION FOR DEBT
 OFFERING IN ISRAEL

Netanya, Israel – December 24, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that its Board of Directors has instructed the Company to prepare for a potential offering of a new series of debentures in an aggregate amount of approximately NIS 300 million to the public in Israel only. The Company published today a draft indenture relating to such offering, similar to the indenture relating to the Company's existing Series J and Series K debentures.

In addition, Standard & Poor’s Maalot reaffirmed an ilA+/stable rating for such potential offering of debentures of up to NIS 300 million, which the Company may issue.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the TASE for the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

For additional details regarding the Company's debentures and the Existing Indenture, see the Company's annual report on Form 20-F for the year ended December 31, 2016 under "Item 5B. Liquidity and Capital Resources – Debt Service" and the Company's current report on Form 6-K dated August 4, 2017 under "Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Debt Raising".

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: December 26, 2017	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary